United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Eloxx Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29014R103

(CUSIP Number)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29014R103	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Gurnet Point L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,976,714
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,976,714

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,976,714
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person PN

CUSIP No. 29014R103	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Waypoint International GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,976,714
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,976,714

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,976,714
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 29014R103	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Waypoint International Holdings S.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,976,714
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,976,714

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,976,714
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person CO

CUSIP No. 29014R103	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Ernesto Bertarelli
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,976,714
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,976,714

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,976,714
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.7%
12	Type of Reporting Person IN

CUSIP No. 29014R103	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Eloxx Pharmaceuticals, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

950 Winter Street, Waltham, Massachusetts 02451

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Gurnet Point L.P.

Waypoint International GP LLC

Waypoint International Holdings S.A.

Ernesto Bertarelli

(b)	Address or Principal Business Office:

The business address of each of Gurnet Point L.P. and Waypoint International GP LLC is 55 Cambridge Parkway, Suite 401, Cambridge, MA 02142. The business address of each of Waypoint International Holdings S.A. and Mr. Bertarelli is Av. Giuseppe Motta 31-33, PO Box 145, CH-1211, Geneva 20, Switzerland.

(c)	Citizenship of each Reporting Person is:

Each of Gurnet Point L.P. and Waypoint International GP LLC is organized under the laws of Delaware. Waypoint International Holdings S.A. is organized under the laws of Switzerland. Mr. Bertarelli is a Swiss citizen.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

29014R103

ITEM 3.

Not applicable.

CUSIP No. 29014R103	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 86,145,018 shares of Common Stock outstanding as of May 18, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Gurnet Point L.P.	4,976,714	5.7%	0	4,976,714	0	4,976,714
Waypoint International GP LLC	4,976,714	5.7%	0	4,976,714	0	4,976,714
Waypoint International Holdings S.A.	4,976,714	5.7%	0	4,976,714	0	4,976,714
Ernesto Bertarelli	4,976,714	5.7%	0	4,976,714	0	4,976,714

Gurnet Point L.P. is the record holder 4,976,714 shares of Common Stock. Waypoint International Holdings S.A. is the sole member of Waypoint International GP LLC, which is the sole general partner of Gurnet Point L.P. Ernesto Bertarelli is the controlling shareholder of Waypoint International Holdings S.A. As a result, Mr. Bertarelli and each of the foregoing entities may be deemed to share beneficial ownership of the Common Stock held by Gurnet Point L.P.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 29014R103	Schedule 13G	Page 7 of 9

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 29014R103	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2021

Gurnet Point L.P.
By: Waypoint International GP LLC, its general partner

By:	/s/ Gretchen McCarey
Name:	Gretchen McCarey
Title:	Treasurer

By:	/s/ James Singleton
Name:	James Singleton
Title:	Secretary and General Counsel

Waypoint International GP LLC

By:	/s/ Gretchen McCarey
Name:	Gretchen McCarey
Title:	Treasurer

By:	/s/ James Singleton
Name:	James Singleton
Title:	Secretary and General Counsel

Waypoint International Holdings S.A.

By:	/s/ Stefan Meister
Name:	Stefan Meister
Title:	Director

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Director

/s/ Ernesto Bertarelli
Ernesto Bertarelli

CUSIP No. 29014R103	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.